Birmiwal Investment Trust	24140 E. Greystone Lane, Woodway, WA 98020

September 14, 2011

Christina DiAngelo
Office of Disclosure and Review
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Birmiwal Investment Trust (the "Trust"); File Nos. 811-21289 and 333-102801

Dear Ms. DiAngelo:

Please find below Registrant’s responses to oral comments from the Staff received on August 16, 2011. For your convenience, I have summarized the Staff’s comments.

1.	Comment: In future financial reports please enhance the language in the shareholder letter on how derivatives (if held during the period) affected the Fund’s performance.

Response: In future financial reports we will enhance the language in the shareholder letter on how derivatives (if held during the period) affected the Fund’s performance.

2.	Comment: In future annual and semi-annual reports please modify the disclosure in the first sentence of the shareholder expense example to include “borrowing expenses and other expenses” if they are included in the statement of operations.

Response: In future annual and semi-annual reports we will modify the disclosure in the first sentence of the shareholder expense example to include “borrowing expenses and other expenses” if they are included in the statement of operations.

3.	Comment: In future annual and semi-annual reports please modify the shareholder expense example so that the Fund’s annualized expense is equal to the Fund’s last 6 months expenses annualized.

Response: In future annual and semi-annual reports we will modify the shareholder expense example so that the Fund’s annualized expense is equal to the Fund’s last 6 months expenses annualized.

4.	Comment: Please explain the other expenses of $5,846.

Response: The other expenses of $5,846 were ADR fees.

5.	Comment: In future 40-17g filings please include a board resolution approving the bond and provide the period for which the premiums have been paid.

Response: In future 40-17g filings we will include a board resolution approving the bond and provide the period for which the premiums have been paid.

6.	Comment: Based on the Staff’s review of the Notification of Late Filing on Form 12b-25 the Staff believes the reasons for the extension of time, or lack thereof, to be insufficient. Therefore, the Staff does not believe that Form N-SAR or Form N-CSR was filed timely. Additionally, the mailing of the annual report to stockholders should be transmitted within 60 days after the close of the period. Please discuss these maters, including our letter, with the Registrant’s Board of Trustees.

Response: We have discussed the Staff’s review of the Notification of Late Filing on Form 12b-25 and the letter with the Board of Trustees. In the future, we will file form N-SAR and Form N-CSR in a timely manner.

7.	Other Comments: The Staff requested that the Trust provide representations consistent with the “Tandy” letter.

Response: The Trust hereby acknowledges that the Fund is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

__________________________________

         If you have any questions or additional comments, please call the undersigned at (206) 542-7652.

Respectfully, /s/ Kailash Birmiwal Kailash Birmiwal Birmiwal Investment Trust